Dominion Diamond Corporation Reports Fiscal 2017 Second Quarter Results

YELLOWKNIFE, NT (September 8, 2016) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today reported its second quarter 2017 (May through July) financial results. Unless otherwise indicated, all financial information is presented in U.S. dollars.

Highlights
(in millions of US dollars except	Three months	Three months	Six months	Six months
earnings per share and where	ended Jul 31,	ended Jul 31,	ended Jul 31,	ended Jul 31,
otherwise noted)	2016	2015	2016	2015
Sales	160.0	209.7	338.2	397.4
Gross Margin	0.9	22.7	(18.0)	46.8
Mine standby costs	22.0	--	22.0	--
Operating (loss) Profit	(30.3)	7.6	(57.2)	23.0
Profit (loss) before income taxes	(37.9)	0.6	(73.8)	9.1
Adjusted EBITDA(1)	35.4	60.4	89.7	121.2
Free Cash Flow(1)	(20.9)	22.9	(110.9)	(70.7)
Earnings (loss) per share (“EPS”)	(0.39)	(0.21)	(0.40)	(0.07)
[1] These are non-IFRS measures. See “Non-IFRS Measures” below for additional information.

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First sales of Misery Main production. Commercial production at Misery Main was declared in May 2016, ahead of plan. First sales of pre-commercial production occurred in the second quarter of fiscal 2017 and confirmed modelled prices.

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Ekati process plant update. The Company currently expects the process plant to restart on or about September 21st at an estimated total cost of repair of $15 million. The process plant shutdown negatively impacted earnings and cash flow in the period. The Company expensed $22.0 million of mine standby costs as a result of the fire in the second quarter.

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Transitional period at Ekati continues to impact earnings. The transitional period ahead of the sale of the first Misery Main commercial production continued to impact margins at Ekati and resulted in a $6.4 million impairment of available for sale inventory in the period.

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Positive Jay Feasibility Study approved. The Jay Feasibility Study was approved by the Board of Directors and a decision to proceed with development was made based on positive project economics. The Jay Project provides a platform for future growth at Ekati and development is expected to be funded from existing cash and internally generated cash flows.

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Well positioned for growth. The Company maintains a strong balance sheet to support the payment of a regular dividend and the substantial capital requirements to advance the Lynx, Sable, Jay, and A-21 projects.

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Office building sale. The sale of the Company’s downtown Toronto office building for CDN $84.8 million which was completed September 8th, enhances the Company’s strong balance sheet and supports its revised capital allocation strategy.

•	Dividend declared. Interim dividend of $0.20 per share declared by the Board of Directors.

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“We are very pleased to announce the sale of the first production from Misery Main, which provides confirmation of our modelled pricing and has given us even more confidence in the positive cash flow impact of Misery Main through the next phase of the Ekati mine,” said Brendan Bell, Chief Executive Officer. “While the process plant fire and the final stage of the transitional period at Ekati weighed on our earnings and cash flow in the quarter, we are encouraged by our ability to generate positive operating cash flow even under these circumstances.”

“During the quarter we also published a positive feasibility study for the Jay Project and outlined a revised capital allocation strategy, which is underpinned by our strong balance sheet and strong cash flow generation capabilities.” added Mr. Bell.

Dividend, Share Repurchase Program and Building Sale
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On September 8, 2016, the Board of Directors declared an interim dividend of $0.20 per share to be paid in full on November 3, 2016, to shareholders of record at the close of business on October 11, 2016. The dividend will be an eligible dividend for Canadian income tax purposes.

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During the quarter, Dominion announced the approval of a normal course issuer bid (“NCIB”) to purchase for cancellation up to 6,150,010 common shares, representing approximately 10% of the public float as of July 6, 2016, over a one-year period. Purchases under the NCIB began in August and resulted in the purchase of approximately 0.6 million shares during the month for approximately CDN $6.9 million dollars.

•	The Company intends to outline an enhanced shareholder distribution policy after the Ekati process plant restarts, which is currently expected on or about September 21st.
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In August, the Company entered into a binding agreement to sell its downtown Toronto office building for approximately CDN $84.8 million. The transaction closed on September 8th and was subject to customary closing conditions and adjustments. The building is reflected as an asset held for sale on the Company’s second quarter balance sheet with net book value of $18.7 million, and associated liabilities of $4.1 million.

Profit (Loss) Before Income Tax and Net Income (Loss)
The Company reported a loss before income taxes of $37.9 million for the quarter and consolidated net loss attributable to shareholders of $32.9 million or negative $0.39 per share for the quarter. Both measures were impacted by:
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Inventory impairment in the amount of $6.4 million ($0.05 per share after tax) was recorded on available for sale inventory at the Ekati mine. The impairment represents the excess of the inventoried cash and non-cash costs over net realizable value, or the amount the Company realized or expected to realize upon final sorting, valuation and subsequent sale of this inventory in Q3 fiscal 2017.

•	Mine standby costs related to the fire of $22.0 million ($0.17 per share after-tax).
•	Foreign exchange impact on income tax resulting in an income tax expense of $8.8 million or $0.10 per share.

Adjusted EBITDA, Cash flow and Balance Sheet:
•	Second quarter Adjusted EBITDA of $35.4 million remained positive but was negatively impacted by the sale of lower value goods from the Misery Satellites, as well as the process plant fire at the Ekati Diamond Mine which resulted in $22.0 million in mine standby costs being incurred during the quarter. Adjusted EBITDA does not include the impact of significant non-cash costs in the second quarter which impacted gross margins. See “Non-IFRS Measures” below.
•	Negative free cash flow generated in the quarter of $20.9 million was due to cash capital expenditures of $54.8 million offset against positive operating cash flow of $33.9 million. The second quarter was impacted by the cost of repairs and cleaning of the process plant as a result of the process plant fire, and lower sales as a result of a higher proportion of lower value goods from the Misery Satellites available for sale in the quarter. Second quarter capital expenditures include significant investments in the Sable pipe at the Ekati Diamond Mine and in the A-21 pipe at the Diavik Diamond Mine.

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The Company has a strong balance sheet with total unrestricted cash resources as at July 31, 2016 of $180.4 million, restricted cash of $65.5 million and an undrawn availability of $210.0 million under its corporate revolving credit facility.

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As at July 31, 2016, the Company had approximately 2.3 million carats of rough diamond inventory available for sale with an estimated market value of approximately $142 million. The Company also had approximately 0.3 million carats of rough diamond inventory that was work in progress.

Sales and Diamond market
•	Sales in the second quarter were lower than the prior year primarily due to a high proportion of lower value goods from the Misery Satellites available for sale in the quarter.
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After buoyant market conditions in the first quarter, rough prices stabilized in the second quarter supported by stable US retail demand. The positive conditions in the first half of the year reduced inventories throughout the diamond pipeline and improved liquidity in the industry; however, despite the improvements in sentiment, the banks that finance the diamond industry remain cautious. The retail markets outside the US remain impacted by the strong US dollar, making jewelry comparatively expensive in domestic currency terms. Despite declines in the top end luxury sector, retail demand growth in China is focused on the broader commercial sector of the market supported by a growing middle class. Also in the Far East, Japanese demand remains robust supported by luxury tourism from China. Conversely, the retail markets in Europe, Hong Kong and the Middle East remain somewhat subdued.

Production, Development and Exploration
Ekati
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Throughput was significantly lower in the second quarter as a result of the fire at the Ekati process plant that occurred on June 23, 2016, and the subsequent processing plant shutdown. The restart of processing is expected to commence on or about September 21st at an estimated total cost to repair of $15 million.

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Mining operations continued during the second quarter with strong performance from both the Koala underground and Misery Main open pit operations. Mining has been paused at the lower value Pigeon and Lynx open pits as a cost reduction measure.

•	During the period, the Ekati Diamond Mine recovered 0.9 million carats from 0.6 million tonnes of ore processed (0.9 million carats from 1.0 million tonnes in Q2 fiscal 2016).
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Carat production was negatively impacted by the process plant shutdown, but benefited from the processing of higher grade Misery Main ore, despite some continued dilution of initial ore during the mining of preceding benches.

•	During the quarter the Company continued to process significant amounts of low value Misery Satellites material.
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Approximately 1.4 million tonnes of material remained in stockpiles at the end of the second quarter. Higher value Misery Main and Koala ore is planned to be prioritized throughout the remainder of fiscal 2017 when processing recommences. Gross margin at the Ekati Diamond Mine is expected to improve in the fourth quarter of the fiscal year as more significant amounts of Misery Main ore begin to be processed.

•	Construction of an all-season access road to the Sable project site continued according to plan.
•	An exploration drilling program at Fox Deep was completed in the first quarter, with sample results expected in the fourth quarter.

Diavik
•	Processing volumes in the second calendar quarter of 2016 were 5% lower than in the same quarter of the prior year due to lower ore availability.
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Diamonds recovered in the second calendar quarter of 2016 were on plan, and were 26% lower than in the same quarter of the prior year. The difference from the prior year is a result of lower processing volumes and lower recovered grades.

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•	The development of the A-21 pipe continues to progress according to plan.

Technical Report Update for the Ekati Diamond Mine
•	The Company expects to file a technical report on or about September 15, 2016, under National Instrument 43-101 for the Ekati Diamond Mine which includes an updated mineral reserves and mineral resources statement with an effective date of July 31, 2016. The report, entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report”, will be available under the Company's profile on SEDAR and on the Company’s web site at www.ddcorp.ca.

Guidance
			Depreciation &	Development	Sustaining
Full Year Cost Guidance[1]	Cash Costs of		Amortization in	Capital	Capital
(in millions of US dollars)[2]	Production[3]	Cost of Sales	Cost of Sales	Expenditures	Expenditures
Ekati Diamond Mine (100%)[4]	224	378	135	165	39
Diavik Diamond Mine (40%)	118	235	92	41	18
[1]	The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2016, and the fiscal year ending January 31, 2017, respectively.
[2]	Assuming an average Canadian/US dollar exchange rate of 1.33.
[3]	The term cash costs of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.
[4]	The cash cost of production and capital expenditure guidance provided in the table above for the Ekati Diamond Mine does not include deferred production stripping costs and mine standby costs which are expected to be $70 million and $55 million, respectively, for fiscal 2017.

See “Caution Regarding Forward-Looking Information” in the Company’s 2017 Second Quarter Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements, expected cost of sales, depreciation & amortization and cash costs of production for the Diavik Diamond Mine and Ekati Diamond Mine.

Updated Full Year Production Guidance1, 3

Ekati Diamond Mine	Full year production target Fiscal Year 2017
	Million carats	Million tonnes
Koala underground operation	0.7	1.3
Pigeon open pit	0.2	0.4
Misery Main open pit	3.0	0.7
Total reserves (base case)	3.9	2.4
Misery South & Southwest kimberlite pipes	0.8	0.4
Total reserves and inferred resources
(operating case)[2]	4.7	2.8

Diavik Diamond Mine	Full year production target Calendar 2016
	Million carats	Million tonnes
A-154 South	1.5	0.5
A-154 North	1.6	0.7
A-418	3.9	0.9
Total reserves (excluding coarse ore rejects (“COR”))	7.0	2.1
[1]	The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2016, and the fiscal year ending January 31, 2017, respectively.
[2]	The Company cautions that the Operating Case mine plan for the Ekati Diamond Mine includes inferred resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Operating Case mine plan will be realized.
[3]	Please refer to the Company’s 2017 Second Quarter Management’s Discussion and Analysis for additional information with respect to the full year production targets for the Ekati Diamond Mine and Diavik Diamond Mine.

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Appointment of Chief Financial Officer
The Company is pleased to announce the appointment, effective as of September 10, 2016, of Mr. Matthew Quinlan as Chief Financial Officer.

Qualified Person
The scientific and technical information relating to the Ekati Diamond Mine contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

The scientific and technical information relating to the Diavik Diamond Mine contained in this press release has been prepared and verified by Diavik Diamond Mines (2012) Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Non-IFRS Measures
The terms Adjusted EBITDA, cash cost of production and free cash flow do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s 2017 Second Quarter Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Friday, September 9, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering passcode 61866332.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Friday, September 23, 2016, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 61866332.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about changes to the Company’s shareholder distribution policy, the timeline for closing the sale of the Company’s office building, the anticipated date for filing an updated technical report for the Ekati Diamond Mine and estimated mine life and other development plans regarding mining activities at the Ekati Diamond Mine, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for each of the Ekati Diamond Mine and Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Jay and A-21 pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture

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operations, risks associated with the remote location of and harsh climate at the Company’s mineral properties, variations in mineral reserves and mineral resources estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, uncertainty as to whether dividends will be declared by the Company’s board of directors or the Company’s dividend policy will be maintained and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

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About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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